UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SEOUL, South Korea, October 18, 2005 - Gravity Co., Ltd. (NASDAQ: GRVY), an
online game developer and distributor, today announced that the Company is currently conducting an investigation into certain irregular activities.  The
Company was recently informed by EZER, Inc., who recently acquired majority shares from former Chairman Jung Ryool Kim, that certain royalty payments paid to the Company from licensees of the Company’s principal product, Ragnarok
Online, were not accounted for in its financial statements.

The audit committee, which consists of independent directors who were appointed to Gravity’s board since September 2005, has begun an independent investigation into this matter.  It has retained the law firm of Cleary
Gottlieb Steen & Hamilton LLP as its advisor and a Korean law firm, Woo Yun
Kang Jeong & Han (“Woo Yun”) as the independent investigator, and Woo Yun has also retained a Korean accounting firm Deloitte Anjin LLC to provide assistance in accounting matters.

Former Chairman Jung-Ryool Kim acknowledged that approximately USD 6 million, were diverted over the past few years and voluntarily paid approximately USD
7.3 million or KRW 7.8 billion (representing the funds he claims to have been diverted together with assumed interest at a rate of 6 percent per annum) to the Company on October 17, 2005.

Current CEO, Il Young Ryu, stated that “we don’t know the full details surrounding the incident and the audit committee is currently conducting a full scale investigation. Appropriate authorities have already been notified and the Company will announce the findings from the investigation as soon as more facts are discovered.”  The Company is assessing the impact of these matters on its outstanding financial statements for prior periods.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. The
Company's principal product, Ragnarok Online, is currently commercially offered in 20 markets.  It is a popular online game especially in Japan,
Taiwan, and South-East Asian countries.  For more information visit
www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 10/18/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer